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                            March 17, 2021

       Nick Swenson
       Chief Executive Officer and President
       Air T, Inc.
       5930 Balsom Ridge Road
       Denver, NC 28037

                                                        Re: Air T, Inc.
                                                            Air T Funding
                                                            Registration
Statement on Form S-3
                                                            Filed March 11,
2021
                                                            File No. 333-254110

       Dear Mr. Swenson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Staff Attorney, at (202) 551-3763 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Joshua J. Curry